December 3, 2013

VIA EDGAR AND OVERNIGHT MAIL

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, DC 20549

RE:	Monro Muffler Brake, Inc. (the “Company”)
Form 10-K for the Year Ended March 30, 2013
Filed May 29, 2013
Form 10-Q for the Quarter Ended September 28, 2013
Filed October 31, 2013
File No. 000-19357

Dear Ms. Cvrkel:

On behalf of Monro Muffler Brake, Inc., a New York Corporation, please find below the Company’s response to your comment letter dated November 18, 2013. In this letter, references to “we,” “ours,” “us” and the “Company” refer to Monro Muffler Brake, Inc. The numbered paragraphs below set forth the staff’s comments together with our response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K or Form 10-Q. In responding to these comments, the Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have repeated each of the staff’s comments in italics immediately above our responses to each corresponding comment. Specifically, with regard to such comments:

Form 10-K for the Year Ended March 30, 2013

Notes to the Financial Statements

Note 1, Significant Accounting Policies, page 34

Leases, page 36

1. Reference is made to your disclosure regarding your review of your lease accounting practices as it relates to sale-leaseback transactions. Please explain to us in greater detail the facts and circumstances surrounding the out of period adjustments for failed sale-leaseback transactions which resulted in the recognition of additional property of $.4 million and capital leases and financing obligations of $.7 million on your March 2013 Consolidated Balance Sheet. We note from your disclosure that some of the stores impacted relate to prior year acquisitions, which resulted in adjustments to goodwill of $1.9 million, deferred tax assets of $1.2 million and other long term liabilities of $2.3 million in your balance sheet as of March 30, 2013, and adjustments to your income statement to decrease occupancy costs by $1 million and increase interest expense by $.5 million in the fourth quarter fiscal 2013. As part of your response, please explain to us the following:

(1)	how you determined or calculated each of the adjustments;
(2)	why you believe it is appropriate to adjust goodwill;
(3)	the period(s) to which the adjustments relate (i.e., when they should have been recognized in your financial statements); and
(4)	why you believe it is appropriate to reflect the adjustments in fiscal 2013 rather than in the period(s) to which they relate.

We may have further comment upon receipt of your response.

Response: During the fourth quarter of fiscal 2013, the Company reviewed its lease accounting practices related to build-to-suit (BTS) leases and sale-leaseback (SL) leases. Accounting for these leases is driven by ASC 840-40 and ASC 840-40-25. As part of its review the Company re-evaluated all leases for appropriate application of build-to-suit and sale-leaseback guidance. As a result of this review, the Company identified 18 leases that should have been recorded under the finance method at lease inception in accordance with ASC 840-40, resulting in the recognition of a financing obligation and asset rather than as capital or operating leases as originally recorded by the Company.

Of the 18 leases that did not meet sale-leaseback requirements, 12 subsequently met the requirements in accordance with ASC 840-40-25. Therefore, these leases did not need to be recorded under the finance method at March 30, 2013. The remaining six leases still did not meet the requirements for sale-leaseback at March 30, 2013. These leases were properly recorded under the finance method with financing obligations and assets recognized in the March 2013 financial statements. These leases had previously been recorded as capital leases. This resulted in an incremental liability of $.7 million and an incremental asset of $.4 million being recorded by the Company at March 30, 2013. There was a cumulative income statement impact of a $.5 million reduction in expense related to these 18 leases recorded in the fourth quarter of fiscal 2013. In addition, goodwill was increased by $1.9 million, deferred income tax asset increased by $1.2 million and deferred gains increased by $2.3 million at March 30, 2013. The calculation of these amounts is explained in paragraphs 1 and 2 below.

1.	For each of the 18 leases, the Company determined the proper accounting for these transactions from lease inception (or acquisition date for leases assumed in a business combination) through March 2013 as if the leases had been recorded in accordance with ASC 840-40-25. This was compared to the actual accounting transactions recorded during the same period.

a.	The income statement adjustments were calculated by comparing the expenses that were actually recorded from lease inception (acquisition date) through March 30, 2013 with the expense that should have been recorded had the Company appropriately applied ASC 840-40 during this same period.

b.	The financing obligation and asset at March 30, 2013 were calculated in accordance with ASC 840-40-25 for those six leases that still did not meet the sale-leaseback requirements.

c.	As mentioned above, 12 of the leases met the sale-leaseback requirements by March 30, 2013. In accordance with ACS 840-40-25, when a financing obligation is subsequently recorded as a sale, a deferred gain on sale is recorded and amortized over the remaining lease term. The deferred gain is calculated as the difference between the remaining financing obligation and asset at the time the transaction meets the sale-leaseback requirements and the balance, if any, of the related liability and asset for the newly recorded lease. Any capital lease assets and obligations resulting from meeting the sale-leaseback requirements are recorded to reflect accumulated amortization and interest that would have been charged to expense had the capital lease been recorded at its inception. As such, a deferred gain of $2.3 million was recorded at March 2013. This will be amortized into income through August 31, 2025.

2.	Thirteen of the eighteen leases were assumed in connection with recent acquisitions. Had these leases been recorded as financing obligations at acquisition date, the goodwill originally recorded would have been $1.9 million higher. The goodwill adjustment relates to acquisitions that occurred in fiscal 2010 and fiscal 2011. The deferred income tax asset recorded at acquisition date would have been $1.2 million higher as a result of the financing obligation that would have been recorded. Therefore, the Company believes it is appropriate to correct goodwill and deferred tax asset for these amounts.

3.	The prior periods impacted range from fiscal 2000 to fiscal 2012, with the majority of the impact between fiscal 2010 and fiscal 2012.

4.	The Company believes it is appropriate to reflect the adjustments in fiscal 2013 as they were not material to the fiscal 2013 financial statements, nor were they material to previous financial statements. The Company’s evaluation included the following:

a.	The cumulative income statement adjustment recorded in the fourth quarter of fiscal 2013 was a $.5 million reduction in expense (less than 1% of income before taxes for the year and 4.2% for the quarter). The fiscal 2013 portion of this was $.1 million. The $.4 million related to years prior to fiscal 2013 was recorded as a reduction in cost of sales in the fourth quarter of fiscal 2013 and is less than .1% of this line item for the year and .3% for the fourth quarter. The Company used 5% of the affected line items as a “rule of thumb” threshold regarding materiality when assessing the impact of the out-of-period items on the affected income statement lines. The Company respectfully submits that the adjustments recorded did not have a material impact on its fiscal 2013 year end or quarterly results of operations. In addition, the Company respectfully submits that the adjustments related to prior years did not have a material impact on the results of operations reported in fiscal 2000 through fiscal 2012.

b.	The impact on the Company’s March 31, 2012 balance sheet was an understatement of assets and liabilities of $7.7 million and $7.3 million, respectively. This represents 1.5% of total assets and 4% of total liabilities. The Company respectfully submits that the balance sheet at March 31, 2012 was not materially misstated.

c.	The Company evaluated qualitative factors, including but not limited to those described in Staff Accounting Bulletin No. 99, and did not identify any considerations that would render these adjustments to be material to any of the financial statements described in paragraphs a. and b. above.

Accordingly, the Company believes it was appropriate to reflect the adjustments in the fiscal 2013 financial statements rather than restating prior years.

Note 2, Acquisitions, page 40

2. We note from your disclosure relating to the acquisitions for each of the periods presented that you include net sales information for certain of the individual businesses acquired for their previous 12-month period based upon the unaudited pre-acquisition historical information. Please note that we do not believe that such information is meaningful to investors or appropriate for disclosure in your financial statements as you have indicated in a previous letter to us dated January 30, 2013 that “the quality of financial information [you] receive from businesses [you] acquire is mediocre at best [and] is extremely rare that financial statements of an acquiree are prepared in accordance with GAAP, or reviewed or audited by external accountants.” Furthermore, all information included in the audited financial statements is required to be subject to audit by the independent registered accountant. Accordingly, please revise to remove this unaudited financial information.

Response: In response to the Staff’s comment, in future filings on Form 10-K and Form 10-Q, the Company will remove the net sales information for the individual businesses acquired for their previous 12-month period.

Other

3. Data about your company included in the SEC’s EDGAR system includes the company’s current fiscal year end. However, it appears that the fiscal year end listed for your company does not agree with the actual fiscal year end of your most recent annual periodic report. Please correct the fiscal year end listed in EDGAR as follows:

•	log onto your account at https://www.edgarfiling.sec.gov

•	select “retrieve/edit data” from the left-side menu

•	select “retrieve company information”

•	select “edit company information” at the bottom of the screen

•	enter the month and day of your fiscal year end (e.g., “1231” or “0630”) in the “fiscal year end” field

•	and finally select “submit change” at the bottom of the screen.

If your fiscal year end is not a fixed date and instead varies by a few days each year pursuant to your articles of incorporation (e.g., the first Tuesday following May 31st ), please list your fiscal year end for this purpose as the fixed date on which your fiscal year end is based (e.g., May 31st , or “0531”).

Response: In response to the Staff’s comment, the Company has corrected its current fiscal year end date in the SEC’s EDGAR system using the procedures outlined above.

Quarterly Report on Form 10-Q for the quarter ended September 28, 2013

Note 6, Supplemental Disclosure of Cash Flow Information, page 11

4. We note from the disclosure in Note 6 that goodwill at September 28, 2013 increased $3.8 million as compared to March 30, 2013 due to purchase accounting adjustments related to all fiscal 2013 acquisitions. Please tell us the nature and amounts of the purchase accounting adjustments made during fiscal 2014 that resulted in the $3.8 million increase to goodwill during fiscal 2014. As part of your response and your revised disclosure, please also indicate the nature of the additional information obtained during 2014 that resulted in the increase to goodwill.

Response: In response to the Staff’s comment, the Company will make the following disclosure on Form 10-Q for its third quarter of fiscal 2014.

Goodwill at September 28, 2013 increased $3.8 million as compared to March 30, 2013 due to purchase accounting measurement period adjustments related to all fiscal 2013 acquisitions. During the first and second quarters of fiscal 2014, we received updated valuation reports and appraisals from our external valuation specialists. As a result, goodwill increased due to adjustments in the valuations of leases, fixed assets and other intangibles by $1.6 million, $1.1 million and $1.3 million, respectively. The remaining $.2 million decrease in goodwill reflects revisions to internal estimates related to inventory and accruals during the measurement period.

Please feel free to call the undersigned at 585-784-3335 should you have any questions or require additional information.

Sincerely,

/s/ Catherine D’Amico
Catherine D’Amico Executive Vice President – Finance, Treasurer and Chief Financial Officer

CD:kar

CC:	Ms. Jean Yu- Securities and Exchange Commission
Mr. Robert G. Gross – Chairman
Mr. John W. Van Heel – Chief Executive Officer
Maureen E. Mulholland, Esq. – General Counsel
Monro Muffler Brake, Inc. Audit Committee Members
Jeffrey Bowen, Esq. – Harter Secrest & Emery LLP
Mr. John A. Russell – PricewaterhouseCoopers LLP
Mr. Brian J. D’Ambrosia – Monro Muffler Brake, Inc.
Ms. Eileen M. Tometsko- Monro Muffler Brake, Inc.
Mr. Christian M. Snyder- Monro Muffler Brake, Inc.
Ms. Michelle A. Cohen- Monro Muffler Brake, Inc.